May 11, 2017

VIA EDGAR TRANSMISSION

Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST
Managed Portfolio Series (the “Trust”)
 Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to
the Registration Statement on Form N-14 (File No. 333-217208) (the “Amendment”)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Friday, May 12, 2017 at 10:00 a.m. Eastern time, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Jeanine Bajczyk of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, at (414) 765-6609 or Jeanine.bajczyk@usbank.com.

Very truly yours,

MANAGED PORTFOLIO SERIES

/s/ Jeanine Bajczyk
Jeanine Bajczyk, Secretary

QUASAR DISTRIBUTORS, LLC,
principal underwriter for Managed Portfolio Series

/s/ James R. Schoenike
James R. Schoenike, President